Exhibit 99.2

Financial Report for the Three Months Ended March 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2018 and March 31, 2017. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on February 12, 2018. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates and vessel values;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•                  our ability to secure new multi-year charters at economically attractive rates;

•                  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•                  our ability to expand our fleet by acquiring vessels through our drop-down pipeline with GasLog Ltd. (“GasLog”);

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for distributions;

•                  our ability to acquire assets in the future, including vessels from GasLog;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into on April 3, 2017 and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operations, including the discharge of pollutants;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  our business strategy and other plans and objectives for future operations;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 12, 2018, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, the risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Cash Distribution

On April 26, 2018, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.53 per common unit for the quarter ended March 31, 2018. The cash distribution is payable on May 11, 2018 to all unitholders of record as of May 7, 2018. The aggregate amount of the declared distribution will be $24.3 million based on the number of units issued and outstanding after giving effect to certain post quarter-end issuances through April 26, 2018.

Recent Developments

On January 5, 2018, the respective subsidiaries of GasLog Partners prepaid in full the outstanding $29.8 million of the junior tranche of the credit agreement entered into on February 18, 2016 (the “Five Vessel Refinancing”), which would have been due in April 2018. Also, on March 23, 2018, the $45.0 million term loan facility with GasLog, which would have been due in March 2022, was prepaid and terminated.

On January 17, 2018, GasLog Partners completed a public offering of 4,600,000 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) (including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series B Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $111.2 million.

On March 22, 2018, GasLog Partners entered into agreements with a new customer for two new charters plus options for an additional two charters, exercisable by the charterer. The agreements include an approximately three-and-a-half-year charter for the GasLog Santiago, a 155,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2013, commencing in either August or September 2018 at the Partnership’s option, and a one-year charter for a 145,000 cbm steam-powered (“Steam”) vessel (either the 2006-built Methane Jane Elizabeth or the 2007-built Methane Alison Victoria as nominated by the Partnership) commencing in either November or December 2019 at the Partnership’s option. The charterer has options to extend the first charter for up to an additional seven years and the second charter for up to an additional four years, both at escalating rates.

On April 26, 2018, GasLog Partners entered into an agreement to acquire from GasLog 100% of the shares in the entity that owns and charters the GasLog Gibraltar. The GasLog Gibraltar is a 174,000 cbm TFDE LNG carrier built in 2016 which is chartered to a subsidiary of Royal Dutch Shell plc (“Shell”) through October 2023. The aggregate purchase price for the acquisition was $207.0 million, which included $1.0 million for positive net working capital balances transferred with the vessel. GasLog Partners financed the acquisition with cash on hand, including proceeds from the recent Series B Preference Units’ public offering, $45.0 million of new privately placed common units issued to GasLog (1,858,975 common units at a price of $24.21 per unit) and the assumption of the GasLog Gibraltar’s outstanding indebtedness of $143.6 million. The acquisition closed on April 26, 2018.

As of March 31, 2018, GasLog held a 25.9% interest in the Partnership (including 2.0% through general partner units), which subsequently increased to 29.1% (including 2.0% through general partner units) after giving effect to the issuance of privately placed common units in connection with the acquisition of the GasLog Gibraltar from GasLog and certain other post quarter-end issuances through April 26, 2018. As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under multi-year charters.

As of March 31, 2018, our fleet consisted of 12 LNG carriers, including seven vessels with modern TFDE propulsion and five modern Steam vessels. On April 26, 2018, our fleet increased to 13 LNG carriers upon completion of the acquisition of the GasLog Gibraltar. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels or other LNG infrastructure assets from shipyards or other owners.

We operate our vessels under multi-year charters with fixed-fee contracts that generate predictable cash flows during the life of these charters. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Owned Fleet

Our fleet currently consists of the following vessels:

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
1	GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	—
2	GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	—
				New Customer	TFDE	December 2021 or January 2022	2022-2028 (1)
3	GasLog Sydney	2013	155,000	Shell	TFDE	September 2018	—
4	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025—2030 (2)
5	Solaris	2014	155,000	Shell	TFDE	June 2021	2026—2031 (2)
6	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (3)
7	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028—2031 (4)
8	GasLog Gibraltar (5)	2016	174,000	Shell	TFDE	October 2023	2028—2031 (4)
9	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	—
10	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019 (8)	—
11	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019 (8)	—
	Methane Jane Elizabeth or Methane Alison Victoria (8)	2006/2007	145,000	New Customer	Steam	November or December 2020	2021—2024 (6)
12	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023—2025 (7)
13	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023—2025 (7)

(1)   Charterer may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer provides us with advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(2)   Charterer may extend the term of these time charters for a period ranging from five to ten years, and the charters require that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)   Charterer may extend the term of the time charter for a period of five years, provided that the charterer provides us with advance notice of declaration.

(4)   Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(5)   On April 26, 2018, GasLog Partners acquired from GasLog 100% of the shares in the entity that owns and charters the GasLog Gibraltar.

(6)   Charterer may extend the term of this time charter for a period ranging from one to four years, provided that the charterer provides us with advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(7)   Charterer may extend the term of two of the related charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(8)   GasLog Partners recently secured a one-year charter for either the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by the Partnership) commencing in either November or December 2019 at the Partnership’s option.

Charter Expirations

The GasLog Shanghai, the GasLog Santiago and the GasLog Sydney are due to come off charter in May 2018, July 2018 and September 2018, respectively, each plus or minus 30 days. In addition, the Methane Jane Elizabeth, the Methane Alison Victoria and the Methane Rita Andrea are due to come off charter in October 2019, December 2019 and April 2020, respectively, each plus or minus 30 days. GasLog Partners has already secured an approximately three-and-a-half year charter for the GasLog Santiago, commencing in either August or September 2018 at the Partnership’s option, and a one-year charter for either Methane Jane Elizabeth or Methane Alison Victoria (as nominated by the Partnership), commencing in either November or December 2019 at the Partnership’s option. GasLog Partners continues to pursue opportunities for new multi-year charters with third parties for the remaining vessels and, on an interim basis, may consider trading the vessels in the spot market, pursuing the most advantageous redeployment depending on evolving market conditions. It should be noted that for the GasLog Sydney, GasLog Partners has the option to enter into a bareboat charter or time charter arrangement with GasLog designed to guarantee the total cash available for distribution from the vessel for one year, such option being agreed to at the time the amendments to the initial charter terms, referenced above, were accepted.

Additional Vessels

Existing Vessel Interests Purchase Options

We currently have the option to purchase from GasLog: (i) the GasLog Glasgow within 36 months after GasLog notifies our board of directors of her acceptance by her charterers and (ii) the GasLog Houston within 30 days after GasLog notifies us that the vessel has commenced its multi-year charter with Shell. In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement. Our options to acquire the Methane Becki Anne and the Methane Julia Louise expired in March 2018, while the options to acquire the GasLog Genoa and the GasLog Hong Kong expired in April 2018.

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion(1)	Charter Expiration(2)
1	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026
2	GasLog Houston (3)	2018	174,000	Shell	LP-2S	April 2028

(1)   Reference to “LP-2S” refers to low pressure dual-fuel two-stroke engine propulsion.

(2)   Indicates the expiration of the initial fixed term.

(3)   The vessel is expected to complete a short-term charter to a major LNG producer and thereafter will trade in the short-term market until the commencement of her multi-year charter party with a subsidiary of Shell, from the end of 2018 until April 2028.

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. The two newbuildings listed below will each qualify as a Five-Year Vessel upon commencement of their respective charters, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five-Year Vessel.

LNG Carrier		Year Built(1)	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(3)
1	Hull No. 2131	Q1 2019	174,000	Shell	LP-2S	2029
2	Hull No. 2213	Q2 2020	180,000	Centrica (2)	LP-2S	2027

(1)   Expected delivery quarters are presented.

(2)   The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”).

(3)   Charter expiration to be determined based upon actual date of delivery.

Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership. The transfers of the GasLog Greece, the GasLog Geneva and the Solaris from GasLog to the Partnership on May 3, 2017, July 3, 2017 and October 20, 2017, respectively, were accounted for as reorganizations of entities under common control under IFRS. The unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the dates of their incorporation by GasLog as they were under the common control of GasLog. Our results set forth below do not include results attributable to the GasLog Gibraltar because the Partnership’s acquisition of the entity that owns and charters the GasLog Gibraltar closed on April 26, 2018.

The Partnership’s historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

Three-month period ended March 31, 2017 compared to the three-month period ended March 31, 2018

	IFRS Reported Common Control Results
(in thousands of U.S. dollars)	2017	2018	Change
Revenues	77,187	77,061	(126)
Vessel operating costs	(13,643)	(15,591)	(1,948)
Voyage expenses and commissions	(967)	(1,055)	(88)
Depreciation	(16,697)	(16,786)	(89)
General and administrative expenses	(3,381)	(4,585)	(1,204)
Profit from operations	42,499	39,044	(3,455)
Financial costs	(12,760)	(13,888)	(1,128)
Financial income	127	519	392
Gain on interest rate swaps	23	6,327	6,304
Profit for the period	29,889	32,002	2,113
Profit attributable to Partnership’s operations	21,022	32,002	10,980

For the three-month period ended March 31, 2017, we had an average of 12.0 vessels operating in our owned fleet having 1,080 operating days, while during the three-month period ended March 31, 2018, we had an average of 12.0 vessels operating in our owned fleet having 1,078 operating days.

Revenues: Revenues decreased marginally by $0.1 million, or 0.1%, from $77.2 million for the three-month period ended March 31, 2017, to $77.1 million for the same period in 2018. The decrease in revenue is due to the off-hire from the dry-docking of the GasLog Santiago, which started on March 29, 2018. The average daily hire rate increased marginally from $71,469 for the three-month period ended March 31, 2017, to $71,486 for the three-month period ended March 31, 2018.

Vessel Operating Costs: Vessel operating costs increased by $2.0 million, or 14.7%, from $13.6 million for the three-month period ended March 31, 2017, to $15.6 million for the same period in 2018. The increase is mainly attributable to increased scheduled technical maintenance costs related to engine maintenance, intermediate surveys and certifications, and crew wages, mainly due to the unfavorable movement of the EUR/USD exchange rate, which increased by an average of 15% in the first three months of 2018 as compared to the same period in 2017. As a result, daily operating cost per vessel increased from $13,781 per day for the three-month period ended March 31, 2017, to $15,748 per day for the three-month period ended March 31, 2018.

General and Administrative Expenses: General and administrative expenses increased by $1.2 million, or 35.3%, from $3.4 million for the three-month period ended March 31, 2017, to $4.6 million for the same period in 2018. The increase is mainly attributable to an increase in administrative expenses of $1.0 million for services provided under the administrative services agreement with GasLog due to the increase of the annual administrative fees in 2018 by $0.2 million per vessel and the incremental fees due to the acquisitions from GasLog of the GasLog Greece in May 2017, the GasLog Geneva in July 2017 and the Solaris in October 2017.

Financial Costs: Financial costs increased by $1.1 million, or 8.6%, from $12.8 million for the three-month period ended March 31, 2017, to $13.9 million for the same period in 2018. The increase is mainly attributable to an increase in amortization of loan fees of $0.7 million, mainly driven by a write-off of $0.9 million of unamortized loan fees associated with the term loan facility with GasLog that was prepaid and terminated in March 2018, and an increase of $0.5 million in interest expense on loans. During the three-month period ended March 31, 2017, we had an average of $1,251.7 million of outstanding indebtedness with a weighted average interest rate of 3.52%, compared to an average of $1,125.8 million of outstanding indebtedness with a weighted average interest rate of 4.10% during the three-month period ended March 31, 2018.

Gain on Interest Rate Swaps: Gain on interest rate swaps increased by $6.3 million, from $0.0 million for the three-month period ended March 31, 2017, to $6.3 million for the same period in 2018. The increase is attributable to an increase in gain of $5.7 million from the mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss, derived mainly from the higher London Interbank Offered Rate (“LIBOR”) yield curve, which was used to calculate the present value of the estimated future cash flows, as compared to the agreed fixed interest rates, and a decrease in realized loss from interest rate swaps held for trading of $0.6 million.

Profit for the Period: Profit for the period increased by $2.1 million, or 7.0%, from $29.9 million for the three-month period ended March 31, 2017, to $32.0 million for the same period in 2018, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership increased by $11.0 million, or 52.4%, from $21.0 million for the three-month period ended March 31, 2017, to $32.0 million for the three-month period ended March 31, 2018. The increase is mainly attributable to the profit from operations of the GasLog Greece, the GasLog Geneva and the Solaris, acquired by the Partnership on May 3, 2017, July 3, 2017 and October 20, 2017, respectively, and the increase in mark-to-market gain on interest rate swaps attributable to the Partnership, which was partially offset by the increased financial costs, the increased operating expenses for the remaining vessels and the increased general and administrative expenses.

Specifically, the profit attributable to the Partnership was affected by (a) an increase in revenues of $20.2 million contributed by the GasLog Greece, the GasLog Geneva and the Solaris, (b) an increase in operating expenses attributable to the Partnership of $4.4 million mainly attributable to the operating expenses of the acquired vessels and increased crew wages and technical and maintenance expenses for the remaining vessels, and (c) an increase in depreciation expense attributable to the Partnership of $4.4 million, resulting primarily from the acquisition of the aforementioned vessels.

In addition, the profit attributable to the Partnership was further affected by (a) an increase in general and administrative expenses attributable to the Partnership of $1.2 million, which is primarily attributable to an increase in administrative fees and share-based compensation, (b) an increase in financial costs attributable to the Partnership of $5.1 million, mainly due to increased interest expense of $4.1 million with respect to the aggregate outstanding debt of the GasLog Greece, the GasLog Geneva and the Solaris after their respective drop-downs to the Partnership, and a further increase of $0.9 million attributable to the credit facility with GasLog and (c) an increase of $5.7 million in unrealized gain on interest rate swaps.

The above discussion of revenues, operating expenses, depreciation expense, general and administrative expenses, financial costs and unrealized gain on interest rate swaps in relation to the Profit attributable to the Partnership for the three-month period ended March 31, 2017, are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A included elsewhere in this report.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

As of March 31, 2018, we had $145.1 million of cash and cash equivalents, of which $33.7 million was held in current accounts and $111.4 million was held in time deposits.

As of March 31, 2018, we had an aggregate of $1,053.8 million of indebtedness outstanding under our credit facilities, of which $74.2 million is repayable within one year. In addition, we had unused availability under our revolving credit facilities of $55.9 million.

On January 5, 2018, the respective subsidiaries of GasLog Partners prepaid in full the outstanding $29.8 million of the junior tranche of the Five Vessel Refinancing, which would have been due in April 2018. Also, on March 23, 2018, the $45.0 million term loan facility with GasLog, which would have been due in March 2022, was prepaid and terminated.

On April 26, 2018, in connection with the acquisition of GAS-fourteen Ltd., the entity that owns the GasLog Gibraltar, the Partnership paid GasLog $19.0 million representing the $207.0 million aggregate purchase price, less the $45.0 million of new privately placed common units issued to GasLog (1,858,975 common units at a price of $24.21 per unit) and the $143.6 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners plus an adjustment of $0.6 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

The Partnership has entered into four interest rate swap agreements with GasLog at a notional value of $470.0 million in aggregate, maturing between 2020 and 2022. As of March 31, 2018, the Partnership had hedged 44.0% of its floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 1.7% (excluding margin).

The GasLog Santiago and the GasLog Sydney are expected to complete their scheduled dry-dockings in the second quarter of 2018 and the GasLog Seattle is expected to complete her scheduled dry-docking during the fourth quarter of 2018. In addition to the normal cost of the scheduled dry-dockings for which provisions are made through our dry-docking reserves in our Distributable cash flow calculations, we have committed to make certain investments in two of these vessels with the aim of enhancing their operational performance at a total cost of approximately $28.6 million, which is expected to be capitalized as part of the respective vessel’s cost. Of the total cost of approximately $28.6 million, approximately $9.3 million has already been paid. The outstanding commitment of $19.3 million will be funded with cash balances and cash from operations. As a result of the additional work required, we expect the dry-dockings for these two vessels to last somewhat longer than would normally be the case. The additional time required for such work is expected to be approximately ten days per vessel.

Working Capital Position

As of March 31, 2018, our current assets totaled $159.8 million and current liabilities totaled $107.7 million, resulting in a positive working capital position of $52.1 million.

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Three-month period ended March 31, 2017 compared to the three-month period ended March 31, 2018

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Three months ended
(in thousands of U.S. dollars)	March 31, 2017	March 31, 2018
Net cash provided by operating activities	40,989	35,535
Net cash provided by/(used in) investing activities	5,879	(12,824)
Net cash provided by/(used in) financing activities	31,302	(20,157)

Net Cash provided by Operating Activities:

Net cash provided by operating activities decreased by $5.5 million, from $41.0 million in the three-month period ended March 31, 2017, to $35.5 million in the three-month period ended March 31, 2018. The decrease of $5.5 million is mainly attributable to an increase of $3.2 million in vessel operating costs, voyage expenses and commissions and general and administrative expenses, a $1.3 million movement in working capital accounts and an increase of $1.5 million in cash paid for interest, partially offset by a decrease of $0.6 million in realized loss on interest rate swaps held for trading.

Net Cash provided by/(used in) Investing Activities:

Net cash provided by investing activities decreased by $18.7 million, from cash provided by investing activities of $5.9 million in the three-month period ended March 31, 2017, to cash used in investing activities of $12.8 million in the three-month period ended

March 31, 2018. The decrease of $18.7 million is attributable to an increase in net cash used in short-term investments of $11.0 million, an increase of net cash used in payments for vessels of $8.0 million, partially offset by an increase in financial income received of $0.3 million.

Net Cash provided by/(used in) Financing Activities:

Net cash provided by financing activities decreased by $51.5 million, from cash provided by financing activities of $31.3 million in the three-month period ended March 31, 2017, to cash used in financing activities of $20.2 million in the three-month period ended March 31, 2018. The decrease of $51.5 million is attributable to an increase of $74.8 million in bank loan repayments and an increase of $7.9 million in distributions paid, partially offset by an increase in net public offering proceeds of $31.2 million.

Contracted Charter Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of April 1, 2018:

	On and after April 1,	For the years ending December 31,
	2018	2019	2020	2021	2022	2023-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	199.8	243.7	180.6	88.8	60.9	121.4	895.2
Total contracted days(1)(2)	2,851	3,538	2,682	1,216	730	1,428	12,445
Total available days(5)	3,192	4,350	4,302	4,260	4,380	17,172	37,656
Total unfixed days(6)	341	812	1,620	3,044	3,650	15,744	25,211
Percentage of total contracted days/total available days	89.3%	81.3%	62.3%	28.5%	16.7%	8.3%	33.0%

(1)   Reflects time charter revenues and contracted days for the 12 LNG carriers in our fleet as of April 1, 2018. Does not include charter revenues for the GasLog Gibraltar, the acquisition of which was completed on April 26, 2018. This acquisition is expected to increase the percentage of our total contracted days to 35.4%.

(2)   Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking. We have also assumed ten additional days after the dry-docking for the two vessel enhancements.

(3)   For time charters that include an operating cost component, revenue calculations include an estimate of the amount of that operating cost component.

(4)   Revenue calculations assume no exercise of any option to extend the terms of the charters.

(5)   Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(6)   Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 12 LNG carriers in our fleet as of April 1, 2018. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer, or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 12, 2018. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

GASLOG PARTNERS LP

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2017 and March 31, 2018

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	December 31, 2017	March 31, 2018
Assets
Non-current assets
Derivative financial instruments	9	6,038	10,282
Vessels	4	1,953,057	1,943,426
Total non-current assets		1,959,095	1,953,708
Current assets
Trade and other receivables		3,629	2,817
Inventories		2,565	2,831
Due from related parties	3	475	—
Prepayments and other current assets		1,502	1,626
Derivative financial instruments	9	577	2,434
Short-term investments		—	5,000
Cash and cash equivalents		142,547	145,101
Total current assets		151,295	159,809
Total assets		2,110,390	2,113,517
Partners’ equity and liabilities
Partners’ equity
Common unitholders (41,002,121 units issued and outstanding as of December 31, 2017 and March 31, 2018)	5	752,456	755,172
General partner (836,779 units issued and outstanding as of December 31, 2017 and March 31, 2018)	5	11,781	11,866
Incentive distribution rights (“IDR”)	5	6,596	8,119
Preference unitholders (5,750,000 Series A Preference Units issued and outstanding as of December 31, 2017 and 5,750,000 Series A Preference Units and 4,600,000 Series B Preference Units issued and outstanding as of March 31, 2018)	5	139,321	250,895
Total partners’ equity		910,154	1,026,052
Current liabilities
Trade accounts payable		4,636	3,181
Due to related parties	3	230	1,135
Derivative financial instruments	9	269	—
Other payables and accruals	7	39,255	29,211
Borrowings—current portion	6	103,829	74,188
Total current liabilities		148,219	107,715
Non-current liabilities
Borrowings—non-current portion	6	1,051,767	979,645
Other non-current liabilities		250	105
Total non-current liabilities		1,052,017	979,750
Total partners’ equity and liabilities		2,110,390	2,113,517

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and total comprehensive income

For the three months ended March 31, 2017 and 2018

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended
	Note	March 31, 2017	March 31, 2018
		(restated)(1)
Revenues		77,187	77,061
Vessel operating costs		(13,643)	(15,591)
Voyage expenses and commissions		(967)	(1,055)
Depreciation	4	(16,697)	(16,786)
General and administrative expenses	8	(3,381)	(4,585)
Profit from operations		42,499	39,044
Financial costs	10	(12,760)	(13,888)
Financial income		127	519
Gain on interest rate swaps	10	23	6,327
Total other expenses, net		(12,610)	(7,042)
Profit and total comprehensive income for the period		29,889	32,002

Earnings per unit attributable to the Partnership, basic and diluted:	13
Common unit (basic and diluted)		0.54	0.59
Subordinated unit		0.52	N/A
General partner unit		0.56	0.64

(1)             Restated so as to reflect the historical financial statements of GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd. acquired on May 3, 2017, July 3, 2017 and October 20, 2017, respectively, from GasLog Ltd. (“GasLog”) (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of changes in owners’/partners’ equity

For the three months ended March 31, 2017 and 2018

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	General partner		Common unitholders		Subordinated unitholders		IDR	Preference unitholders		Total Partners’	Owners’
	Units		Units		Units			Units		equity	capital	Total
Balance at January 1, 2017	701,933	10,095	24,572,358	565,408	9,822,358	60,988	5,878	—	—	642,369	155,669	798,038
Profit and total comprehensive income attributable to GasLog’s operations (Note 13)	—	—	—	—	—	—	—	—	—	—	8,867	8,867
Net proceeds from public offerings and issuances of common units and general partner units	78,980	1,619	3,870,000	78,025	—	—	—	—	—	79,644	—	79,644
Distributions declared	—	(391)	—	(13,878)	—	(4,813)	(467)	—	—	(19,549)	—	(19,549)
Share-based compensation, net of accrued distribution	—	2	—	52	—	18	22	—	—	94	—	94
Partnership’s profit and total comprehensive income (Note 13)	—	420	—	14,724	—	5,085	793	—	—	21,022	—	21,022
Balance at March 31, 2017 (as restated(1))	780,913	11,745	28,442,358	644,331	9,822,358	61,278	6,226	—	—	723,580	164,536	888,116

Balance at January 1, 2018	836,779	11,781	41,002,121	752,456	—	—	6,596	5,750,000	139,321	910,154	—	910,154
Net proceeds from public offering of common units and issuance of preference units (Note 5)	—	—	—	42	—	—	—	4,600,000	111,155	111,197	—	111,197
Distributions declared (Note 12)	—	(457)	—	(21,465)	—	—	(923)	—	(4,619)	(27,464)	—	(27,464)
Share-based compensation, net of accrued distribution	—	3	—	82	—	—	78	—	—	163	—	163
Partnership’s profit and total comprehensive income (Note 13)	—	539	—	24,057	—	—	2,368	—	5,038	32,002	—	32,002
Balance at March 31, 2018	836,779	11,866	41,002,121	755,172	—	—	8,119	10,350,000	250,895	1,026,052	—	1,026,052

(1)             Restated so as to reflect the historical financial statements of GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd. acquired on May 3, 2017, July 3, 2017 and October 20, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2017 and 2018

(All amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Note	March 31, 2017	March 31, 2018
		(restated)(1)
Cash flows from operating activities:
Profit and total comprehensive income for the period		29,889	32,002
Adjustments for:
Depreciation		16,697	16,786
Financial costs		12,760	13,888
Financial income		(127)	(519)
Unrealized gain on interest rate swaps held for trading		(648)	(6,370)
Share-based compensation		135	235
		58,706	56,022
Movements in working capital		(2,557)	(3,870)
Cash provided by operations		56,149	52,152
Interest paid		(15,160)	(16,617)
Net cash provided by operating activities		40,989	35,535
Cash flows from investing activities:
Payments for vessels’ additions		(244)	(8,241)
Financial income received		123	417
Maturity of short-term investments		6,000	—
Purchase of short-term investments		—	(5,000)
Net cash provided by/(used in) investing activities		5,879	(12,824)
Cash flows from financing activities:
Borrowings repayments		(29,173)	(103,922)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)		80,141	—
Proceeds from issuance of preference units (net of underwriting discounts and commissions)		—	111,544
Payment of offering costs		(117)	(315)
Distributions paid		(19,549)	(27,464)
Net cash provided by/(used in) financing activities		31,302	(20,157)
Increase in cash and cash equivalents		78,170	2,554
Cash and cash equivalents, beginning of the period		56,506	142,547
Cash and cash equivalents, end of the period		134,676	145,101

Non-Cash Investing and Financing Activities:
Capital expenditures included in liabilities at the end of the period		—	777
Offering costs included in liabilities at the end of the period		385	396

(1)             Restated so as to reflect the historical financial statements of GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd. acquired on May 3, 2017, July 3, 2017 and October 20, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017 and 2018

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers (or the “Initial Fleet”) that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

On May 3, 2017, GasLog Partners acquired from GasLog 100% of the ownership interests in GAS-eleven Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Greece, for an aggregate purchase price of $219,000.

On July 3, 2017, GasLog Partners acquired from GasLog 100% of the ownership interests in GAS-thirteen Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Geneva, for an aggregate purchase price of $211,000.

On October 20, 2017, GasLog Partners acquired 100% of the ownership interests in GAS-eight Ltd., the entity that owns a 155,000 cbm LNG carrier, the Solaris, for an aggregate purchase price of $185,900.

The acquisitions of the GasLog Greece, the GasLog Geneva and the Solaris from GasLog were accounted for as reorganizations of companies under common control. The Partnership’s historical results were retroactively restated to reflect the historical results of GAS-eleven Ltd., the entity that owns the GasLog Greece, GAS-thirteen Ltd., the entity that owns the GasLog Geneva and GAS-eight Ltd., the entity that owns the Solaris, from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

As of March 31, 2018, GasLog holds a 25.9% interest in the Partnership. As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under long-term charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of March 31, 2018, the companies listed below were 100% held by the Partnership:

	Place of	Date of			Cargo Capacity
Name	incorporation	incorporation	Principal activities	Vessel	(cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	Solaris	155,000	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Geneva	174,000	September 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2017, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on February 12, 2018.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2017. On April 26, 2018, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2017 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

Management anticipates that the Partnership’s primary sources of funds will be available cash, cash from operations, borrowings under existing debt and equity financing. Management believes that these sources of funds will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that the Partnership will be able to obtain future debt and equity financing on acceptable terms.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Partnership were effective in the current period:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was effective for annual periods beginning on or after January 1, 2018 and was applied by the Partnership using the modified retrospective approach. However, the standard only had a disclosure impact on the Partnership’s financial statements (Note 15).

The Partnership assessed that under the time charter agreements, the hire rate per the charter agreement has two components: the lease component and the service component relating to the vessel operating costs. The revenue in relation to the lease component of the agreements, will be accounted for under the leases standard. The vessel operating expenses include expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses that are paid by the vessel owner. These costs are essential to operating a charter and therefore, the charterers receive the benefit of these when the vessel is used during the contracted time and will be accounted for in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers.

In addition, no revenue disaggregation disclosure was considered necessary since revenues under time charter agreements are similar in nature.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard, which was effective for annual periods beginning on or after January 1, 2018, did not have an impact on the Partnership’s financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following standard relevant to the Partnership was in issue but not yet effective:

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management has elected not to early adopt, and it anticipates that the implementation of this standard will not have a material impact on the Partnership’s financial statements, since the changes for lessors are fairly minor.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material on the Partnership’s financial statements.

3. Related party transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due from related parties

	December 31, 2017	March 31, 2018
Due from GasLog LNG Services (a)	475	—
Total	475	—

Amounts due to related parties
	December 31, 2017	March 31, 2018
Due to GasLog LNG Services (a)	—	307
Due to GasLog (b)	230	828
Total	230	1,135

(a)              The balance as of December 31, 2017 represented mainly net amounts advanced to the Manager to cover future operating expenses of the Partnership. The balance as of March 31, 2018 represents mainly payments made by the Manager on behalf of the Partnership.

(b)             The balances represent mainly payments made by GasLog on behalf of the Partnership.

Loans due to related parties

	December 31, 2017	March 31, 2018
Loan facility with GasLog	45,000	—
Total	45,000	—

On April 3, 2017, GasLog Partners entered into a new unsecured five-year term loan of $45,000 and a new five-year revolving credit facility of $30,000 with GasLog (together, the “Sponsor Credit Facility”), to be used for general partnership purposes.

On April 5, 2017, an amount of $45,000 under the term loan facility and an amount of $15,000 under the revolving credit facility were drawn by the Partnership, with the latter fully repaid on May 22, 2017. On March 23, 2018, the remaining $45,000, which was due in March 2022, was prepaid and the respective term loan facility was terminated.

As of March 31, 2018, the amount outstanding under the revolving credit facility described above was nil (December 31, 2017: nil).

The Partnership had the following transactions with related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three months ended March 31, 2017 and 2018:

			For the three months ended
Company	Details	Account	March 31, 2017	March 31, 2018
GasLog	Commercial management fee(i)	General and administrative expenses	1,080	1,080
GasLog	Administrative services fee(ii)	General and administrative expenses	1,423	2,435
GasLog LNG Services	Management fees(iii)	Vessel operating costs	1,518	1,518
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	26	—
GasLog	Interest expense under Sponsor Credit Facility	Financial costs	—	935
GasLog	Commitment fee under Sponsor Credit Facility	Financial costs	180	75
GasLog	Interest on swaps (Note 10)	Gain on interest rate swaps	625	43

(i)     Commercial Management Agreements

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of the Initial Fleet entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360 for each vessel payable quarterly in advance in lump sum amounts. In December 2013, GAS-seven Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $540 that was amended to $360 when the vessel was acquired by the Partnership on November 1, 2016. Additionally, in June 2015, GAS-eight Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $360.

The same provisions are included in the commercial management agreements that GAS-eleven Ltd., GAS-thirteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with GasLog upon the deliveries of the GasLog Greece, the GasLog Geneva, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in March 2016, September 2016, April 2014 and June 2014 (together with the Amended Commercial Management Agreements and the commercial management agreements entered into by GAS-seven Ltd. and GAS-eight Ltd. with GasLog, the “Commercial Management Agreements”).

(ii)  Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. Until December 31, 2016, GasLog received a service fee of $588 per vessel per year in connection with providing services under this agreement. On November 16, 2016, the board of directors approved an increase in the service fee payable to GasLog under the terms of the Administrative Services Agreement to $632 per vessel per year with effect from January 1, 2017. With effect from January 1, 2018, the service fee increased to $812 per vessel per year.

(iii) Ship Management Agreements

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Ship Management Agreements and the ship management agreement that GAS-seven Ltd. entered into with the Manager upon its vessel’s delivery from the shipyard in 2013, the “Ship Management Agreements”). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses and, in the case of GAS-seven Ltd., to also increase the fixed monthly charge to $46 with effect from April 1, 2015. In April 2016, the Ship Management Agreements were amended to consolidate all ship management related fees into a single fee structure. This single fee structure was already provided for in the ship management agreements that GAS-eleven Ltd. and GAS-thirteen Ltd. had entered into with GasLog upon the deliveries of the GasLog Greece in March 2016 and the GasLog Geneva in September 2016, respectively (with a fixed monthly charge of $46).

4. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
As of January 1, 2018	2,186,627
Additions	7,155
Fully amortized dry-docking component	(2,500)
As of March 31, 2018	2,191,282

Accumulated depreciation
As of January 1, 2018	233,570
Depreciation expense	16,786
Fully amortized dry-docking component	(2,500)
As of March 31, 2018	247,856

Net book value
As of December 31, 2017	1,953,057
As of March 31, 2018	1,943,426

All vessels have been pledged as collateral under the terms of the Partnership’s bank loan agreements.

5. Partners’ Equity

On January 17, 2018, GasLog Partners completed a public offering of 4,600,000 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”), including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series B Preference Units, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $111,155. The Series B Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR B”. The initial distribution on the Series B Preference Units was paid on March 15, 2018 (Note 12). The Series B Preference Units issued have been accounted for as equity instruments based on certain characteristics such as the discretion held by our board of directors over distributions, which can be deferred and accumulated, as well as the redemption rights held only by the Partnership. The Series B Preference Units have preference upon liquidation and the holders would receive $25.00 per unit plus any accumulated and unpaid distributions.

6. Borrowings

	December 31, 2017	March 31, 2018
Amounts due within one year	108,380	78,631
Less: unamortized deferred loan issuance costs	(4,551)	(4,443)
Borrowings — current portion	103,829	74,188
Amounts due after one year	1,064,893	990,720
Less: unamortized deferred loan issuance costs	(13,126)	(11,075)
Borrowings — non-current portion	1,051,767	979,645
Total	1,155,596	1,053,833

The main terms of the bank loan facilities and the Sponsor Credit Facility have been disclosed in the annual consolidated financial statements for the year ended December 31, 2017. Refer to Note 6 “Borrowings”.

On January 5, 2018, the Partnership prepaid $29,750 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., which would have been originally due in April 2018.

On March 23, 2018, the outstanding amount of $45,000 under the Sponsor Credit Facility was prepaid. On the same date, the term loan facility was terminated and the respective unamortized loan fees of $900 were written-off to profit or loss. As of March 31, 2018 and December 31, 2017, no amounts were outstanding under the revolving credit facility.

GasLog Partners was in compliance with its financial covenants as of March 31, 2018.

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2017	March 31, 2018
Unearned revenue	20,167	13,970
Accrued legal and professional fees	597	605
Accrued crew costs	2,076	2,129
Accrued off-hire	1,692	1,857
Accrued purchases	1,580	2,226
Accrued interest	11,465	6,274
Accrued board of directors’ fees	188	198
Accrued cash distributions	179	399
Other payables and accruals	1,311	1,553
Total	39,255	29,211

8. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended
	March 31, 2017	March 31, 2018
Board of directors’ fees	238	253
Share-based compensation (Note 14)	135	235
Legal and professional fees	337	408
Commercial management fees (Note 3)	1,080	1,080
Administrative fees (Note 3)	1,423	2,435
Foreign exchange differences, net	80	70
Other expenses, net	88	104
Total	3,381	4,585

9. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2017	March 31, 2018
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	6,615	12,716
Total	6,615	12,716
Derivative financial instruments, current asset	577	2,434
Derivative financial instruments, non-current asset	6,038	10,282
Total	6,615	12,716

The fair value of the derivative liabilities is as follows:

	December 31, 2017	March 31, 2018
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	269	—
Total	269	—
Derivative financial instruments, current liability	269	—
Total	269	—

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amounts based on the three-month U.S. dollar London Interbank Offered Rate (“LIBOR”), and the Partnership effects quarterly payments to the counterparty on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

					Fixed	Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Interest Rate	December 31, 2017	March 31, 2018
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2020	1.54%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2021	1.63%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.72%	130,000	130,000
GasLog Partners	GasLog	July 2017	July 2017	June 2022	2.19%	80,000	80,000
					Total	470,000	470,000

The derivative instruments listed above were not designated as cash flow hedging instruments as of March 31, 2018. The change in the fair value of the derivative contracts for the three months ended March 31, 2018 amounted to a gain of $6,370 (for the three months ended March 31, 2017: $648), which was recognized against profit or loss in the period incurred and is included in Gain on interest rate swaps. During the three months ended March 31, 2018, the gain of $6,370 (Note 10) derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was higher than the agreed fixed interest rates resulting in an increase in net derivative assets from interest rate swaps held for trading.

10. Financial Costs and Gain on Interest Rate Swaps

An analysis of financial costs is as follows:

	For the three months ended
	March 31, 2017	March 31, 2018
Amortization and write-off of deferred loan issuance costs	(1,442)	(2,159)
Interest expense on loans	(11,014)	(11,532)
Commitment fees	(238)	(133)
Other financial costs including bank commissions	(66)	(64)
Total financial costs	(12,760)	(13,888)

An analysis of gain on interest rate swaps is as follows:

	For the three months ended
	March 31, 2017	March 31, 2018
Unrealized gain on interest rate swaps held for trading (Note 9)	648	6,370
Realized loss on interest rate swaps held for trading	(625)	(43)
Total gain on interest rate swaps	23	6,327

11. Cash Flow Reconciliations

The reconciliations of the Partnership’s non-cash investing and financing activities for the three months ended March 31, 2018 are presented in the following tables:

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Borrowings outstanding as of January 1, 2018	1,155,596	—	—	1,155,596
Borrowings repayments	—	(103,922)	—	(103,922)
Amortization and write-off of deferred loan issuance costs (Note 10)	—	—	2,159	2,159
Borrowings outstanding as of March 31, 2018	1,155,596	(103,922)	2,159	1,053,833

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Non-cash items	Total
Net derivative assets as of January 1, 2018	6,346	—	6,346
Unrealized gain on interest rate swaps held for trading (Note 10)	—	6,370	6,370
Net derivative assets as of March 31, 2018	6,346	6,370	12,716

A reconciliation of vessels arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Vessels as of January 1, 2018	1,953,057	—	—	1,953,057
Additions (Note 4)	—	8,241	(1,086)	7,155
Depreciation expense (Note 4)	—	—	(16,786)	(16,786)
Vessels as of March 31, 2018	1,953,057	8,241	(17,872)	1,943,426

A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Proceeds from public offering of preference units (net of underwriting discounts and commissions) (Note 5)	111,544	—	111,544
Offering costs	(315)	(32)	(347)
Net proceeds from equity offerings in the three months ended March 31, 2018	111,229	(32)	111,197

12. Cash Distributions

On January 25, 2018, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2017, of $0.5235 per common unit. The cash distribution of $22,845 was paid on February 14, 2018 to all unitholders of record as of February 9, 2018.

On February 8, 2018, the board of directors of the Partnership approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit and a distribution on the Series B Preference Units of $0.33028 per preference unit. The aggregate cash distributions of $4,619 were paid on March 15, 2018, to all unitholders of record as of March 8, 2018.

13. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing profit for the period, after deducting preference unit distributions, by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended
	March 31, 2017	March 31, 2018
Profit for the period	29,889	32,002
Less:
Profit attributable to GasLog’s operations*	(8,867)	—
Partnership’s profit	21,022	32,002
Adjustment for:
Paid and accrued preference unit distributions	—	(5,038)
Partnership’s profit attributable to:	21,022	26,964
Common unitholders	14,724	24,057
Subordinated unitholders**	5,085	—
General partner	420	539
Incentive distribution rights***	793	2,368
Weighted average number of units outstanding (basic)
Common units	27,244,025	41,002,121
Subordinated units**	9,822,358	—
General partner units	756,457	836,779
Earnings per unit (basic)
Common unitholders	0.54	0.59
Subordinated unitholders	0.52	N/A
General partner	0.56	0.64
Weighted average number of units outstanding (diluted)
Common units	27,289,262	41,086,502
Subordinated units**	9,822,358	—
General partner units	756,457	836,779
Earnings per unit (diluted)
Common unitholders	0.54	0.59
Subordinated unitholders	0.52	N/A
General partner	0.56	0.64

* Includes the aggregate profit of GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd. for the period prior to their transfers to the Partnership on May 3, 2017, July 3, 2017 and October 20, 2017, respectively. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control (Note 1), the aforementioned entities were not owned by the Partnership prior to their transfers to the Partnership on the respective dates and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

** On May 16, 2017, all 9,822,358 subordinated units converted into common units on a one-for-one basis.

*** Represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the Partnership’s IPO. The IDRs may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement. Based on the nature of such right, earnings attributable to IDRs cannot be allocated on a per unit basis.

14. Share-based Compensation

The terms of the 2015 Long-Term Incentive Plan (the “2015 Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 18 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2017.

As of March 31, 2018, there were 67,475 RCUs and 67,475 PCUs outstanding (December 31, 2017: 67,475 RCUs and 67,475 PCUs). Subsequently, on April 3, 2018, 16,999 RCUs and 16,999 PCUs vested under the Partnership’s 2015 Plan (Note 16).

The total expense recognized in respect of equity-settled employee benefits for the three months ended March 31, 2018 was $235 (for the three months ended March 31, 2017: $135). The total accrued cash distribution as of March 31, 2018 is $500 (December 31, 2017: $428).

15. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation as of March 31, 2018 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking and ten additional days per vessel after the dry-docking for the vessel enhancements mentioned further below; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	March 31, 2018
Not later than one year	203,856
Later than one year and not later than three years	299,947
Later than three years and not later than five years	111,149
More than five years	84,394
Total	699,346

In April and May 2017, GasLog LNG Services entered into agreements in relation to investments in certain of the Partnership and GasLog’s vessels, with the aim of enhancing their operational performance. Commitments relating to these agreements for the Partnership, without including additional estimated costs for which no agreement has been signed as of March 31, 2018, are as follows:

Period	March 31, 2018
Not later than one year	19,314
Total	19,314

Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., respectively, is counter guarantor for the acquisition from BG Group plc of 83.33% of depot spares with an aggregate value of $6,000, of which $660 have been purchased and paid as of March 31, 2018 by GasLog. These spares are expected to be acquired before the end of the initial term of the charter party agreements.

Additionally, in September 2017, GasLog LNG Services entered into maintenance agreements with Wartsila Greece S.A. in respect of two of the Partnership’s LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

16. Subsequent Events

On April 3, 2018, GasLog Partners issued 33,998 common units in connection with the vesting of 16,999 RCUs and 16,999 PCUs under its 2015 Plan.

On April 26, 2018, GasLog Partners completed the acquisition from GasLog of 100% of the shares in the entity that owns and charters the GasLog Gibraltar, a 174,000 cbm TFDE LNG carrier built in 2016 which is chartered to a subsidiary of Royal Dutch Shell plc through October 2023, for an aggregate purchase price of $207,000. In connection with the acquisition, GasLog Partners issued 1,858,975 common units to GasLog on the same date, together with an additional issuance of 38,632 general partner units with respect to the aggregate post quarter-end common equity issuances through April 26, 2018 (in order for GasLog to retain its 2.0% general partner interest).

On April 26, 2018, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.53 per common unit for the quarter ended March 31, 2018. The cash distribution is payable on May 11, 2018, to all unitholders of record as of May 7, 2018. The aggregate amount of the declared distribution will be $24,272 based on the number of units issued and outstanding after giving effect to the post quarter-end issuances through April 26, 2018 discussed above.

APPENDIX A

Supplemental Non-GAAP Partnership Performance Information and Reconciliation Tables

Our IFRS Common Control Reported Results are derived from the consolidated financial statements of the Partnership. The non-GAAP Partnership Performance Results presented below exclude amounts related to GAS-eleven Ltd., the owner of the GasLog Greece, GAS-thirteen Ltd., the owner of the GasLog Geneva, and GAS-eight Ltd., the owner of the Solaris, for the periods prior to their transfers to the Partnership on May 3, 2017, July 3, 2017, and October 20, 2017, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, the aforementioned entities were not owned by the Partnership prior to their respective transfers to the Partnership on May 3, 2017, July 3, 2017 and October 20, 2017, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers. The Partnership believes these measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels acquired prior to their transfers to the Partnership.

Amounts reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months ended March 31, 2018 are fully attributable to the Partnership. The Partnership Performance Results reported in the first quarter of 2018 are the same as the IFRS Common Control Reported Results for the respective period since there were no vessel acquisitions from GasLog during the quarter, which would have resulted in retrospective adjustment of the historical financial statements.

These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	Partnership Performance Results
	For the three months ended
(All amounts expressed in thousands of U.S. dollars)	March 31, 2017	March 31, 2018
Revenues	56,993	77,061
Vessel operating costs	(11,168)	(15,591)
Voyage expenses and commissions	(715)	(1,055)
Depreciation	(12,362)	(16,786)
General and administrative expenses	(3,084)	(4,585)
Profit from operations	29,664	39,044
Financial costs	(8,782)	(13,888)
Financial income	117	519
Gain on interest rate swaps	23	6,327
Total other expenses, net	(8,642)	(7,042)
Partnership’s profit for the period	21,022	32,002

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

	For the three months ended March 31, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	20,194	56,993	77,187
Vessel operating costs	(2,475)	(11,168)	(13,643)
Voyage expenses and commissions	(252)	(715)	(967)
Depreciation	(4,335)	(12,362)	(16,697)
General and administrative expenses	(297)	(3,084)	(3,381)
Profit from operations	12,835	29,664	42,499
Financial costs	(3,978)	(8,782)	(12,760)
Financial income	10	117	127
Gain on interest rate swaps	—	23	23
Total other expenses, net	(3,968)	(8,642)	(12,610)
Profit for the period	8,867	21,022	29,889

A-1

	For the three months ended March 31, 2018
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	77,061	77,061
Vessel operating costs	—	(15,591)	(15,591)
Voyage expenses and commissions	—	(1,055)	(1,055)
Depreciation	—	(16,786)	(16,786)
General and administrative expenses	—	(4,585)	(4,585)
Profit from operations	—	39,044	39, 044
Financial costs	—	(13,888)	(13,888)
Financial income	—	519	519
Gain on interest rate swaps	—	6,327	6,327
Total other expenses, net	—	(7,042)	(7,042)
Profit for the period	—	32,002	32,002

A-2